UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

DELIBERATION OF INTEREST ON CAPITAL AND INTERIM DIVIDENDS

Telefônica Brasil S.A. – (“Company”) announces to its shareholders that the Board of Directors, at its meeting held on December 11, 2020, deliberated the credit of Interest on Capital (“IOC”) and Interim Dividends, as described below:

I – IOC: in accordance with article 26 of the Company’s Bylaws, article 9 of the Law 9,249/95 and CVM’s Instruction No. 683/2012, in the gross amount of R$ 260,000,000.00 (two hundred and sixty million reais), subject to withholding tax of 15%, resulting in a net amount of R$ 221,000,000.00 (two hundred and twenty-one million reais), based on the net income presented on the financial statements of November 30, 2020. The value per share is described in the table below:

Amount per share (R$)	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net value)
Common shares	0.15401254471	0.02310188171	0.13091066300

In accordance to the article 26 of the Company’s Bylaws, such Interest on Capital will be charged to the mandatory minimum dividend for the fiscal year of 2020, ad referendum of the General Shareholders’ Meeting to be held in 2021.

The credit of Interest on Capital will be made on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of December 28, 2020. After this date, the shares will be considered as “ex-Interest on Capital”. The payment of these proceeds will be carried out until December 31, 2021, in a date to be defined by the Company’s Board.

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until January 6, 2021 to the “Departamento de Ações e Custódia” of Banco Bradesco S.A., the depositary bank, located at Cidade de Deus, s/n, Amarelo Velho Building, sub-solo – Vila Yara – Zip Code: 06029-900 – Osasco – SP.

The amounts of Interest on Capital per share may suffer future adjustments until December 28, 2020, due to possible acquisitions of shares within the Program for the Buyback of Shares to be held in treasury for subsequent sale and/or cancellation.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

II – Interim Dividends: in accordance with article 25 of the Company’s Bylaws and article 204 of Law 6,404/76, ad referendum of the General Shareholders’ Meeting to be held in 2021, in the amount of R$ 1,200,000,000.00 (one billion two hundred million reais), based on the net income presented on the financial statements of November 30, 2020. The amount per share is described in the table below:

Class of Shares	Amount per Share (R$)
Common Shares	0.71082712945

In accordance to the article 25 of the Company’s Bylaws, such Interim Dividends will the charged to the mandatory minimum dividend for the fiscal year of 2020, ad referendum of the General Shareholders’ Meeting to be held in 2021.

The credit of Interim Dividends will be made on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of December 28, 2020. After this date, the shares will be considered as “ex-Dividends”. The payment of these proceeds will be carried out until December 31, 2021, in a date to be defined by the Company’s Board.

The amounts of Interim Dividends per share may suffer future adjustments until December 28, 2020, due to possible acquisitions of shares within the Program for the Buyback of Shares to be held in treasury for subsequent sale and/or cancellation.

São Paulo, December 11, 2020.

David Melcon Sanchez-Friera CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Tel: +55 11 3430 3687 Email: ir.br@telefonica.com www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 11, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director